

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 8, 2015

Mail Stop 4631

<u>Via E-mail</u>
David Mathieson
Vice President
P.O. Box 188
One Technology Drive
Rogers, Connecticut 06263

      Re: **Rogers Corporation**
              Form 10-K for Fiscal Year Ended December 31, 2014
              Filed February 18, 2015
              File No. 1-04347

Dear Mr. Mathieson:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                            Sincerely,

                            /s/ Terence O'Brien

                            Terence O'Brien
                            Branch Chief
                            Office of Manufacturing and
                            Construction